SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

TransDigm Group Incorporated

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

893641 10 0

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Cristopher Greer, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

August 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893641 10 0

1	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TD Group Holdings, LLC I.R.S. #51-0592349

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 16,278

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 16,278

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,278

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 893641 10 0

1	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Warburg Pincus Private Equity VIII, L.P. I.R.S. #13-4161869

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 16,278

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 16,278

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,278

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 893641 10 0

1	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Warburg Pincus & Co. I.R.S. #13-6358475

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 17,200

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 17,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,200

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 893641 10 0

1	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Warburg Pincus LLC I.R.S. #13-3536050

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 17,200

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 17,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,200

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 893641 10 0

1	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Warburg Pincus Partners, LLC I.R.S. #13-4069737

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 17,200

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 17,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,200

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) OO

Introduction.

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2006, as amended by Amendment No. 1 thereto filed with the SEC on May 29, 2007, amended by Amendment No. 2 thereto filed with the SEC on November 29, 2007, amended by Amendment No. 3 thereto filed with the SEC on December 12, 2007, amended by Amendment No. 4 thereto filed with the SEC on May 14, 2008, amended by Amendment No. 5 thereto filed with the SEC on February 20, 2009, amended by Amendment No. 6 filed with the SEC on March 24, 2009, amended by Amendment No. 7 filed with the SEC on May 29, 2009 and further amended by Amendment No. 8 filed with the SEC on June 11, 2009 (as so amended, the “Current Schedule 13D”), on behalf of TD Group Holdings, LLC, a Delaware limited liability company (“TD LLC”), Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (together with two affiliated entities, “WP VIII”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus Partners, LLC, a New York limited liability company and a subsidiary of WP (“WP Partners LLC”, and together with WP VIII, WP LLC and WP, the “Warburg Pincus Reporting Persons”).  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC.  This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of TransDigm Group Incorporated, a Delaware corporation (the “Company”).

TD LLC and the Warburg Pincus Reporting Persons (together with TD LLC, the “Reporting Persons”) are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Current Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Current Schedule 13D is hereby amended and replaced in its entirety as set forth below.

(a)           On August 6, 2009, TD LLC distributed an aggregate of 2,616,579 shares of Common Stock to WP VIII, the sole member of TD LLC (the “TD Distribution”).  No consideration was received by TD LLC in connection with the TD Distribution.  Immediately following the completion of the TD Distribution, WP VIII distributed the 2,616,579 shares of the Common Stock received by it in connection with the TD Distribution to its limited partners and WPP LLC on a pro rata basis (the “WP Distribution” and, together with the TD Distribution, the “Distributions”).  WPP LLC received 922 shares of the Common Stock in connection with the WP Distribution.  WP VIII did not receive any consideration in connection with the WP Distribution.  Immediately following completion of the Distributions, TD LLC and WP VIII may be deemed to beneficially own 16,278 shares of Common Stock, representing less than 1% of the outstanding Common Stock, based on the 48,477,813 shares of Common Stock outstanding as of July 24, 2009 as reported in the Company’s Form 10-Q filed on

August 5, 2009.  Due to their respective relationships, each of the other Reporting Persons may be deemed to beneficially own 17,200 shares of Common Stock, representing less than 1% of the outstanding Common Stock, based on the 48,477,813 shares of Common Stock outstanding as of July 24, 2009 as reported in the Company’s Form 10-Q filed on August 5, 2009.

(b)           TD LLC and WP VIII share the power to vote or to direct the vote and to dispose or to direct the disposition of 16,278 shares of the Common Stock.  Each of the other Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of 17,200 shares of the Common Stock. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares of Common Stock that may be deemed to be beneficially owned by any of the Reporting Persons.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(c)           Other than the Distributions, no transactions in the Common Stock were effected by any Reporting Person since the filing of the Current Schedule 13D.

(d)           Except as set forth in this Item 5 and for persons referred to in Item 2, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)           As a result of the Distributions, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on August 6, 2009.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2009	TD GROUP HOLDINGS, LLC
By: Warburg Pincus Private Equity VIII, L.P., its Sole Member

By: Warburg Pincus Partners, LLC, its General Partner

By: Warburg Pincus & Co., its Managing Member

		By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: August 7, 2009	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By: Warburg Pincus Partners, LLC, its General Partner

By: Warburg Pincus & Co., its Managing Member

		By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: August 7, 2009	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: August 7, 2009	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Managing Director

Dated: August 7, 2009	WARBURG PINCUS PARTNERS, LLC
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner